# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Defiance ETFs, LLC, CIK 0001732541
CUSIP: 88636R511
Title of class of securities: Exchange-traded Fund
Address of issuer's principal executive offices: 450 WEST 42ND STREET, #37S, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 08/20/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-25-005653
Filed by CIK 0002078832

## Reporting persons
- Q Fund Management (Hong Kong) Ltd: type of reporting person: non-U.S. institution (FI), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 234,056; sole dispositive power 0; shared dispositive power 234,056; aggregate amount beneficially owned 234,056 (19.8% of the class)
  Comment: Both investment manager (Q Fund Management HK Ltd) and the fund (GR China Master Fund) share voting and dispositive power over the same 234056 shares.
- GR China Master Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 234,056; sole dispositive power 0; shared dispositive power 234,056; aggregate amount beneficially owned 234,056 (19.8% of the class)
  Comment: Both investment manager (Q Fund Management HK Ltd) and the fund (GR China Master Fund) share voting and dispositive power over the same 234056 shares.

## Item 1. Issuer
Name of issuer: Defiance ETFs, LLC
Address of issuer's principal executive offices: 450 WEST 42ND STREET, #37S, NEW YORK, NEW YORK, 10036

## Item 2. Person Filing
Name of person filing: Rui Li
Address of principal business office or, if none, residence: Unit 1602, 16/F Infinitus Plaza, 199 Des Voeux Road Central, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 234056
Percent of class: 19.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 234056
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 234056

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Q Fund Management (Hong Kong) Limited is investment manager of GR China Master Fund, who holds beneficial ownership over 15% of the issuer identified in Item 1. Exhibit of Joint Filing Agreement attached.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Q Fund Management (Hong Kong) Ltd: Feng Qian, Director (08/30/2025)
- GR China Master Fund: Feng Qian, Director (08/30/2025)